Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS Annual Meeting of Shareholders You are receiving this notice as CI Financial Corp. (the “Corporation” or “CI”) is using notice and access in respect of its annual meeting of holders (the “Shareholders”) of common shares (the “Shares”) to be held on June 16, 2021 (the “Meeting”). Notice and access allows the Corporation to post an electronic version of its Management Information Circular dated April 28, 2021 (the “Information Circular”) and 2020 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2020 and Management’s Discussion and Analysis thereon) (together with the Information Circular, the “Meeting Materials”) online, rather than mailing paper copies of such Meeting Materials to Shareholders. Meeting Date and Location When: Wednesday, June 16, 2021 2:00 p.m. (Toronto time) Where: A virtual-only meeting by way of live audio webcast online at https://web.lumiagm.com/497968536 The Meeting will be held for the following purposes: 1. To receive the consolidated financial statements of CI for the fiscal year ended December 31, 2020 together with the auditors’ report thereon; 2. To elect directors of CI (the “Directors”) for the ensuing year; 3. To appoint auditors for the ensuing year and authorize the Directors to fix the auditors’ remuneration; 4. To consider and provide an advisory vote on the Board of Directors’ approach to Executive Compensation; and 5. To transact such other business as may properly be brought before the meeting or any adjournment thereof. The matters to be voted upon are set out under “Business of the Meeting” in the Information Circular. Websites where Meeting Materials are Posted Meeting Materials are available at the Corporation’s pages on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Corporation’s website at www.cifinancial.com. Shareholders are reminded to review the Information Circular before voting. How to Obtain a Paper Copy of the Meeting Materials Shareholders may obtain a paper copy of the Meeting Materials free of charge. Requests may be made using your Control Number as it appears on your enclosed form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). In order to receive a paper copy of the Meeting Materials in time to vote before the Meeting, your request must be received by June 1, 2021. Please refer to the following table for additional instructions. For Holders with a 15 digit Control Number: Request Meeting Materials through Computershare Investor Services Inc. • Toll Free, within North America: 1-866-962-0498 • Direct, from Outside of North America: (514) 982-8716 Enter your control number as indicated on your voting instruction form or proxy. To obtain a paper copy of the Meeting Materials after the meeting date, please contact 1-866-962-0498. For Holders with a 16 digit Control Number: Request Meeting Materials through Broadridge Investor Communications Solutions. • Toll Free, within North America: 1-877-907-7643 • Outside North America: +1-905-507-5450 • Within North America: Online at www.proxyvote.com • Outside North America: noticeandaccess@broadridge.com Enter your control number as indicated on your voting instruction form. How to Vote Your vote is important. You cannot vote by returning this notice. To vote your Shares, you must vote using the method set out in the enclosed form of proxy or voting instruction form. Registered Shareholders can attend the virtual Meeting or must complete, date, sign and return their proxies no later than 5:00 p.m. (Toronto time) on June 14, 2021 using the following methods: Mail (in the return envelope provided): Computershare Investor Services Inc., Proxy Tabulation, 100 University Avenue, 8th Floor, Toronto Ontario, M5J 2Y1 Internet: www.investorvote.com Facsimile: 1-866-249-7775 / 416-263-9524 Phone: 1-866-732-8683 You may also vote your Shares by proxy by appointing another person to participate in the virtual Meeting and vote your Shares for you. Non-Registered Shareholders are asked to return your voting instructions as specified in the request for voting instruction form delivered to you. Mail (in the return envelope provided): Data Processing Center, P.O. Box, 2800, Stn LCD, Malton, Mississauga, L5T 2T7 Internet: www.proxyvote.com Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French) See the Information Circular for instructions on how to appoint a proxyholder to vote your Shares and how to register the proxyholder to participate in the virtual Meeting and vote your Shares for you. For more information about notice and access, please contact the Corporation’s transfer agent, Computershare Investor Services Inc. at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716.